

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

April 26, 2024

Jordan Kovler
Chief Executive Officer
Greenidge Generation Holdings Inc.
135 Rennell Drive, 3rd Floor
Fairfield, CT 06890

Re: Greenidge Generation Holdings Inc.
Registration Statement on Form S-3
Filed April 10, 2024
File No. 333-278600

Dear Jordan Kovler:

We have conducted a limited review of your registration statement and have the following comments.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to this letter, we may have additional comments.

Form S-3 filed April 10, 2024

Selling Stockholder, page 8

1. Please tell us whether the Selling Stockholder is a broker-dealer or an affiliate of a broker-dealer. If the Selling Stockholder is a broker-dealer or an affiliate of a broker-dealer, please revise your disclosure to state that the Selling Stockholder is an underwriter, unless the Selling Stockholder received its securities as compensation for investment banking services. In addition, in connection with a Selling Stockholder who is an affiliate of a broker-dealer, please disclose if true, that:
    • the Selling Stockholder purchased the shares being registered for resale in the ordinary course of business; and
    • at the time of the purchase, the Selling Stockholder had no agreements or understandings, directly or indirectly, with any person to distribute the securities.
    If you are unable to make these representations, please disclose that the Selling Stockholder is an underwriter.

Documents Incorporated By Reference, page 23

2.   We note that you have incorporated by reference your Form 10-K for the fiscal year ended December 31, 2023 and that your Form 10-K incorporates by reference to your definitive proxy statement. However, you have not filed your definitive proxy statement on Schedule 14A. Please amend your Form 10-K to include the Part III information or file your proxy statement prior to effectiveness.

3.   We note that page 60 of your Form 10-K for the fiscal year ended December 31, 2023 included key metrics regarding revenue and costs. Please revise your disclosure to include a breakeven analysis for your mining operations that compares the cost to earn/mine bitcoin with the value of bitcoin. Please also revise to provide more information on your mining equipment, including the age of your mining equipment.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

Please contact Austin Stanton at 202-551-2197 or Lulu Cheng at 202-551-3811 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Crypto Assets